UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SYLA Technologies Co., Ltd.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

871241105
(CUSIP Number)

Hiroyuki Sugimoto SY Co., Ltd. Ebisu Prime Square Tower 7F, 1-1-39 Hiroo, Shibuya-ku, Tokyo, Japan +81 3-4560-0650
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 30, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 871241105

1	NAMES OF REPORTING PERSONS Hiroyuki Sugimoto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 140,935
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 140,935
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,935 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.02% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Represents: (i) 23,435 common shares, no par value, of the issuer (“Common Shares”) directly beneficially owned by Mr. Sugimoto; (ii) 113,620 Common Shares held by SY Co., Ltd. (“SY Co.”); and (iii) 3,880 Common Shares held by SY Consulting Co., Ltd. (“SY Consulting”). SY Co. is 53.82% owned by Mr. Sugimoto, the issuer’s Chief Executive Officer, Co-President, and 46.18% owned by Yoshiyuki Yuto, the issuer’s Co-President and Chief Operating Officer. Because Mr. Sugimoto holds a controlling interest (over 50%) in SY Co., he may unilaterally vote and dispose of the Common Shares held by SY Co. and, therefore, may be deemed to be the beneficial owner of all of the 113,620 Common Shares held by SY Co. Notwithstanding, Mr. Sugimoto disclaims beneficial ownership of 46.18% of SY Co.’s Common Shares (i.e. 52,469 Common Shares), as they are attributable to Mr. Yuto’s ownership interest in SY Co. SY Consulting is 100% owned by Mr. Sugimoto. As Mr. Sugimoto has sole voting and dispositive power over these Common Shares, he may be deemed to be the beneficial owner of SY Consulting’s Common Shares.

(2) The percentage is based on 260,891 Common Shares outstanding as of December 31, 2023.

CUSIP No. 871241105

1	NAMES OF REPORTING PERSONS SY Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 113,620
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 113,620
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 113,620 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.55%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) Represents 113,620 Common Shares held by SY Co. SY Co. is 53.82% owned by Mr. Sugimoto, the issuer’s Chief Executive Officer and Co-President, and 46.18% owned by Mr. Yuto, Co-President and Chief Operating Officer. Because Mr. Sugimoto holds a controlling interest (over 50%) in SY Co., he may unilaterally vote and dispose of the Common Shares held by SY Co. and, therefore, may be deemed to be the beneficial owner of all of the 113,620 Common Shares held by SY Co. Notwithstanding, Mr. Sugimoto disclaims beneficial ownership of 46.18% of SY Co.’s Common Shares (i.e. 52,469 Common Shares), as they are attributable to Mr. Yuto’s ownership interest in SY Co.

(2) The percentage is based on 260,891 Common Shares outstanding as of December 31, 2023.

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the Common Shares of SYLA Technologies Co., Ltd., a Japan corporation (the “Issuer”), with its principal executive offices located at Ebisu Prime Square Tower 7F, 1-1-39, Hiroo, Shibuya-ku, Tokyo, Japan. Certain Common Shares are represented by American depository shares (“ADSs”), with each 100 ADSs representing one Common Share. The ADSs are listed on The NASDAQ Stock Market under the ticker symbol “SYT.” Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background

This Schedule 13D is being filed by Hiroyuki Sugimoto and SY Co. (together, the “Reporting Persons”).

(a) – (c), (f)

Mr. Sugimoto is a citizen of Japan. Mr. Sugimoto’s principal occupation is the Issuer’s Chief Executive Officer and Co-President, and his business address is the address of the Issuer’s principal offices above.

SY Co., organized under the laws of Japan, has its principal offices at #2608, 1-1-1, Atago, Minato-ku, Tokyo, Japan. SY Co. is an asset management company.

(d) - (e)

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons used personal funds or working capital to purchase their Common Shares. No part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Shares.

Item 4. Purpose of Transaction

The Reporting Persons hold a majority interest in the Issuer and therefore are able to control the Issuer’s business. Mr. Sugimoto is the Issuer’s Chief Executive Officer and Co-President.

The Reporting Persons from time to time intend to review their investments in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Common Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Common Shares or otherwise, they may acquire Common Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Common Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) - (b) The following disclosure is based upon 260,891 Common Shares outstanding as of December 31, 2023.

As of the date of this filing, Mr. Sugimoto may be deemed to be the beneficial owner of 140,935 Common Shares. This amount represents: (i) 23,435 Common Shares directly owned by Mr. Sugimoto; (ii) 113,620 Common Shares held by SY Co., which is 53.82% owned by Mr. Sugimoto (since Mr. Sugimoto holds a controlling interest (over 50%) in SY Co., he may unilaterally vote and dispose of these Common Shares and, therefore, may be deemed to be the beneficial owner of all of the 113,620 Common Shares held by SY Co.; notwithstanding, Mr. Sugimoto disclaims beneficial ownership of 46.18% of these Common Shares (52,469 Common Shares) as they are attributable to another individual’s ownership interest in SY Co.); and (iii) 3,880 Common Shares held by SY Consulting, which is 100% owned by Mr. Sugimoto (Mr. Sugimoto has sole voting and dispositive power over these Common Shares, and he may be deemed to be the beneficial owner of these Common Shares). Mr. Sugimoto’s Common Shares, combined with the shares of SY Co. that he is deemed to beneficially own, represent 54.02% of the Issuer’s outstanding Common Shares as of December 31, 2023.

SY Co. is the beneficial owner of 113,620 Common Shares which it owns directly. SY Co. is 53.82% owned by Mr. Sugimoto and 46.18% owned by another individual. Because Mr. Sugimoto holds a controlling interest (over 50%) in SY Co., he may unilaterally vote and dispose of these Common Shares and, therefore, may be deemed to be the beneficial owner of all of the 113,620 Common Shares held by SY Co. Notwithstanding, Mr. Sugimoto disclaims beneficial ownership of 46.18% of these Common Shares (52,469 Common Shares) as they are attributable to another individual’s ownership interest in SY Co. SY Co.’s Common Shares represent 43.55% of the Issuer’s outstanding Common Shares as of December 31, 2023.

(c) The Reporting Persons have not effectuated any transactions during the past 60 days in any ADSs or Common Shares.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The relationships between the Reporting Persons described in Items 2 and 5 above are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit	Description
1.1	Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2024

SY Co., Ltd.

By:	/s/ Hiroyuki Sugimoto
Name:	Hiroyuki Sugimoto
Title:	Representative Director

/s/ Hiroyuki Sugimoto
Hiroyuki Sugimoto